UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _____ to _____

Commission File Number 1-16619

KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
(Full Title of the Plan)

Kerr-McGee Corporation
123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102
(Name of issuer of the securities held pursuant to the Plan
and address of its principal executive office)

KERR-McGEE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

INDEX

PAGE

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statement of Net Assets Available for Benefits at December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Benefits for the year
ended December 31, 2004	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2004

All other schedules required by the Employee Retirement Income Security Act of 1974 and the
regulations promulgated by the Department of Labor have been omitted because they are inapplicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kerr-McGee Corporation Benefits Committee
Kerr-McGee Corporation Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Kerr-McGee Corporation Employee Stock Ownership Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of reportable transactions for the year ended December 31, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Oklahoma City, Oklahoma
May 12, 2005

KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004
(Thousands of dollars)

	Unallocated	Allocated	Total

Net assets available for benefits	$-	$-	$-

December 31, 2003
(Thousands of dollars)

	Unallocated	Allocated	Total
ASSETS

Common stock of Kerr-McGee Corporation	$14,663	$68,766	$83,429

Total investments	14,663	68,766	83,429

Dividends receivable	142	-	142
Interfund contributions receivable (payable)	(784)	784	-
Interfund dividends receivable (payable)	(678)	678	-

Total assets	13,343	70,228	83,571

LIABILITIES

Notes payable	38,288	-	38,288
Interest payable	241	-	241

Total liabilities	38,529	-	38,529

Net assets (deficit) available for benefits	$(25,186)	$70,228	$45,042

The accompanying notes are an integral part of this statement.

KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2004
(Thousands of dollars)

	Unallocated	Allocated	Total

Company contributions	$16,571	$-	$16,571
Dividend income	488	2,605	3,093
Interest income	4	-	4
Appreciation of common stock	3,123	16,479	19,602

Total additions	20,186	19,084	39,270

Interest expense	2,958	-	2,958
Distributions to participants	-	12,234	12,234
Transfers to (from) other fund	10,442	(10,442)	-
Diversification to SIP	-	4,080	4,080
Transfer to SIP	(18,400)	83,440	65,040

Total deductions	(5,000)	89,312	84,312

Net increase (decrease)	25,186	(70,228)	(45,042)

Net assets (deficit) available for benefits -
Beginning of year	(25,186)	70,228	45,042

End of year	$-	$-	$-

The accompanying notes are an integral part of this statement.

KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Plan Description and Basis of Presentation

General - The Kerr-McGee Corporation Employee Stock Ownership Plan (the Plan) was established in September 1989, and is designed to comply with the Internal Revenue Code (the Code) Section 4975(e) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective December 31, 2004, the Plan was merged into another defined contribution plan sponsored by Kerr-McGee Corporation (the Company), as more fully described below.

The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting for and administration of the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the related trust are borne by the Company.

Plan Merger - Effective December 31, 2004, the Plan was merged into the Kerr-McGee Corporation Savings Investment Plan (the SIP) and all assets and liabilities of the Plan were transferred to the SIP as of that date. The amount transferred is presented as Transfer to SIP in the Statement of Changes in Net Assets Available for Benefits. Subsequent to the merger, participant accounts maintained under this Plan and unallocated assets and liabilities of the Plan are separately maintained under the SIP in a similar manner.

Basis of Presentation - The Plan is a leveraged employee stock ownership plan that invests only in the common stock of the Company. The acquisition of Company common shares was funded in part using the proceeds of borrowings from institutional investors guaranteed by the Company and borrowings extended by the Company to the Plan (see Note 4). Such shares are held in a trust established under the Plan. As the Plan makes each payment of principal and interest on the borrowings, an appropriate percentage of stock is allocated to eligible participant’s accounts, as more fully described below.

The borrowings are collateralized by the unallocated shares of stock. The lenders have no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

a)	the accounts of participants with vested rights in allocated stock (allocated) and
b)	the Company’s stock not yet allocated to participants (unallocated).

Eligibility - The Plan covers all employees of the Company and its subsidiaries who make salary deferrals to the SIP and the Kerr-McGee Pigments (Savannah) Inc., Employees Savings Plan (Savannah plan).

Contributions - Plan participants are not permitted to make contributions to the Plan. However, contributions made by participants to the SIP and the Savannah plan are matched by Company contributions to the Plan. The Company matches 100% of a participant’s contribution to the SIP (or 50% in the case of participants who are bargaining employees of Kerr-McGee Pigments (Savannah) Inc.) up to 6% of the participants’ compensation as defined under the Plan. Contributions made to the plan for the year ended December 31, 2004 were made in cash.

Diversification - The Plan provides certain of its participants with an opportunity to diversify up to 25% of their year-end Kerr-McGee stock balance in the Plan into other investment options available in the SIP. The election to diversify must be made by such employees annually. The amount diversified during 2004 is presented as Diversification to SIP in the accompanying Statement of Changes in Net Assets Available for Benefits. Participants who are at least age 55 with 10 years of participation in the Plan may withdraw a portion of Company shares allocated to their accounts over a period of six years. Up to 25% of shares allocated to such participants’ accounts may be withdrawn, less any shares previously withdrawn. In the sixth year, the percentage changes to 50%.

Payment of Benefits - Except for diversification described above, no distributions from the Plan will be made until a participant terminates employment, retires, dies or becomes disabled. Distributions to participants are paid in a single sum consisting of shares of stock or cash, at the election of the participant. Terminating participants with vested account balances exceeding $5,000 may defer distribution until age 70½.

Vesting and Forfeitures - Bargaining employees of Kerr-McGee Pigments (Savannah) Inc. who became participants of the plan after April 6, 2000, vest in the Company’s matching contributions ratably over a service period of five years. Other participants are fully vested in their accounts. A portion of a participant’s account balance that is not vested at the time of termination of employment is forfeited. Forfeitures are applied to reduce future matching contributions.

Participant Accounts - As discussed above, initial acquisition of Company stock by the Plan was funded with the proceeds of the borrowings. Such shares, until allocated to participants’ accounts, are held in a loan suspense account as unallocated shares. The Company’s matching contributions, in part, and dividends paid on the common stock held in the loan suspense account are used to repay the loan. Stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants’ accounts at market value as the Company matches contributions made to the SIP and Savannah plan by participants.

Dividends paid on the common stock held in participants’ accounts are also used to repay the loan. Stock with a market value equal to the amount of the dividend is allocated to the participants’ accounts. If the value of shares of Company stock released from the loan suspense account is not sufficient to make the required matching and dividend allocations to participants’ accounts, the Company will contribute additional shares of common stock or cash which may be used to purchase shares or to make additional payments on the loan. All stock released from the loan suspense account within the year must be allocated to participants’ accounts by year-end. If the number of shares released is more than the required matching and dividend allocation, the excess is allocated to participants.

2.	Significant Accounting Policies

Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investment in the Company’s common stock is stated at fair value determined using quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are reported on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Distributions to terminating and withdrawing participants are recorded when paid at the approximate market value as of the date of distribution.

3.	Investments

The following table presents certain information about the Plan’s investment in the Company’s common stock at December 31, 2003. As discussed in Note 1, as a result of the plan merger, all assets and liabilities of the Plan were transferred to the SIP and therefore, no investments were outstanding at December 31, 2004.

(Dollars in thousands)	Unallocated	Allocated	Total

Number of Shares	315,397	1,477,339	1,792,736
Cost	$23,887	$68,107	$91,994
Market	$14,663	$68,766	$83,429

Because the Company is the Plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

4.	Notes Payable

In November 1989, the Plan purchased the Company’s common stock using $125 million borrowed from a group of institutional investors. This borrowing consisted of 9.47% Series A notes, which were repaid in 1996, and 9.61% Series B notes, with scheduled payments extending through January 2005.

Following the merger of Kerr-McGee Corporation and Oryx Energy Company (Oryx), the Oryx Capital Accumulation Plan (CAP plan) was merged into the Plan and the SIP during 1999. On August 1, 1989, the CAP plan borrowed $110 million by privately placing ESOP notes with Oryx. The borrowing consisted of Series A, Series B and Series C sponsor notes due in installments as summarized below. During 2003, prepayments of approximately $27 million were made on the Oryx sponsor notes.

Notes payable consisted of the following at December 31, 2003:

	Period	Principal
(Thousands of dollars)	Installments Due	Outstanding
9.61% Series B notes	July 1998-January 2005	$5,000
8.43% Oryx Series A sponsor notes	January 1997-July 2006	7,760
8.71% Oryx Series B sponsor notes	August 2005-July 2008	9,856
8.78% Oryx Series C sponsor notes	August 2008-July 2011	15,672
		$38,288

In connection with the Plan merger discussed in Note 1, outstanding balances of these notes were transferred to the SIP effective December 31, 2004.

5.	Tax Status

The plan obtained its latest determination letter dated September 18, 2003, in which the Internal Revenue Service (IRS) stated that the Plan is a qualified plan under provisions of Section 401(a) and is exempt from Federal Income taxes under provisions of Section 501(a) of the Code. Subsequent to this determination by the IRS, the Plan was amended to incorporate the final IRS regulations governing minimum required distributions under section 401(a)(9) of the Code. However, the Plan administrator believes that through the date of the merger into the SIP, the Plan was designed and was being operated in compliance with the applicable requirements of the Code and therefore, the Plan was qualified and the related trust was tax-exempt as of the financial statements dates.

KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS

(Employer Identification Number 73-1612389)
(Plan Number 014)

For the Year Ended December 31, 2004
(Thousands of dollars)

					(h)
		(c)	(d)	(g)	Current value	(i)
(a)	(b)	Purchase	Selling	Cost of	of asset on	Net gain
Identity of party involved	Description of asset	price	price	asset	transaction date	or (loss)

Category (iii) - Series of transactions in excess of 5% of the Plan assets:

*Kerr-McGee Corporation	Common Stock	$9,992	$-	$9,992	$9,992	$-

*Kerr-McGee Corporation	Common Stock	$-	$17,495	$16,116	$17,495	$1,379

*State Street Corporation	Short-term Investments	$9,213	$-	$9,213	$9,213	$-

*State Street Corporation	Short-term Investments	$-	$9,213	$9,213	$9,213	$-

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2004.

Columns (e) and (f) are not applicable.

* Identifies party-in-interest transactions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

By	(Robert M. Wohleber)
Robert M. Wohleber
Chairman of the Kerr-McGee Corporation
Benefits Committee

Date: June 28, 2005